UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 12, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

OPERATIONAL OVERVIEW FOR THE 12 MONTHS ENDED 30 JUNE 2020

Johannesburg, South Africa. Wednesday, 12 August 2020. Harmony Gold Mining Company Limited (“Harmony” or “the Company”) is pleased to provide an operational overview for the 12 months ended
30 June 2020.

Gold production in final quarter of financial year 2020 (“FY20”) higher than anticipated

On 27 March 2020, South Africa was placed under national lockdown, to curb the spread of the Coronavirus (“COVID-19”) and allow the country time in which to prepare for the demands the pandemic would have on its health care system. All of Harmony’s underground operations were placed on care and maintenance, with the surface operations permitted to continue working at close to 100% capacity. On 1 May 2020, South African underground operations were granted concessions to start producing at a maximum capacity of 50% and as of 1 June 2020, operational restrictions were lifted further to allow the mining industry to operate at 100% capacity.

The resumption of work has been in strict compliance with Harmony’s COVID-19 Standard Operating Procedure. Our Standard Operating Procedure has been informed by guidelines provided by the Department of Mineral Resources and Energy, the National Council for Infectious Diseases and the World Health Organisation.

Return to work has progressed smoothly albeit slowly, with the return of foreign nationals to South Africa taking longer than anticipated. Harmony has approximately 5 500 migrant workers that went to their respective countries during lockdown and while they have started returning, Harmony will only return to pre-lockdown production levels towards the end of August 2020.

Despite the disruption of COVID-19, the South African operations managed to achieve up to 75% of planned production during the last quarter of the financial year, which was higher than initially expected by Harmony. However, year on year, total annual gold production was 15% lower at 37 863kg, or 1.2Moz, mainly due to the impact of the COVID-19 national lockdown and phased recovery in South Africa.

Year on year, the average underground recovered grade of the South African assets was 2.5% lower at 5.45g/t (FY19: 5.59/t), mainly due to the impact of ongoing remedial actions to address geological challenges and seismicity at Kusasalethu, while surface operations posted a 3.9% improvement in grade to 0.267g/t. As Hidden Valley in Papua

New Guinea transitions from Stage 5 to Stage 6, recovered grade decreased to 1.25g/t at year end from 1.60g/t in financial year 2019 (“FY19”).

Due to lower production year on year, the all-in sustaining costs for all operations is expected to be between 17% to 19% higher at about R645 000/kg to R655 000/kg (FY19: R550 005/kg). In US dollar terms, all-in sustaining costs is expected to only increase by between 6% to 8% from US$1 280/oz to US$1 300/oz (FY19: US$1 207) as the Company benefitted from a weaker average Rand exchange rate against the US dollar in FY20.

Gold prices have rallied to an all-time high following the global economic fallout of COVID-19 and ongoing geopolitical uncertainty supporting its safe haven status with investors. The average gold price received for the FY20 was 25% higher at R735 569/kg than in FY19 (R586 653/kg) (in dollar terms, the gold price increased by 14% from US$1 287/oz to US$1 461/oz), resulting in strong operating cash flows year on year. It is estimated that the operating free cash flow margin for FY20 may double - from 7% in the previous financial year to about 13% to 15% in FY20.

Harmony’s directors have taken responsibility for this operating overview. The auditors have not reviewed or reported on any of the financial information included in the announcement.

Key elements of safety journey reinforced through COVID-19 operating procedures

At Harmony, the health and safety of our employees is our first value. Across our operations we are reinforcing the key elements of our safety journey - leadership, risk management and attainment of a proactive safety culture, with the aim of preventing fatal accidents.

Harmony’s overall safety performance improved in FY20, recording a group lost-time injury frequency rate of 6.33 per million hours worked (FY19:6.16). The group fatality injury rate improved to 0.08 (FY19:0.12). Frequency rates are measured per million hours worked.

Tragically, one of our colleagues lost his life in a mining related incident during the fourth quarter of the financial year. We extend our heartfelt condolences to the families, friends and colleagues of
Papa Ernest Dael.

Of the close to 4% of the Company’s employees who have contracted COVID-19, 80% has already recovered. “We wish those who have been infected a speedy recovery. We mourn the loss of 20 of our colleagues who lost their battle against the pandemic and urge those who have not been infected to remain vigilant as we brave the storm,” said Peter Steenkamp, chief executive officer of Harmony.

Update on acquisition of Mponeng and Mine Waste Solutions

Harmony’s intention to acquire the last of AngloGold Ashanti’s assets in South Africa for US$300 million (comprising a $200 million cash and $100 million deferred consideration) was announced in February 2020.

The transaction, which will officially entrench Harmony’s position as South Africa’s largest gold producer, is well advanced and the only conditions precedent that remain outstanding to conclude the acquisition are those related to the rectification and approval for the transfer of the mining rights in respect of the West Wits mines (Mponeng and Mine Waste Solutions) from AngloGold Ashanti to Harmony by the Department of Mineral Resources and Energy in accordance with the Mineral and Petroleum Resources Development Act.

Expected impact on headline earnings due to derivative and foreign exchange losses

The year-on-year weakening of the Rand against the US dollar negatively impacted on the translation of the Company’s US dollar facility, while also affecting the valuation of the foreign exchange derivatives. The increase in the gold price - both in US dollar and in Rand terms - negatively impacted on the valuation of the gold hedges. As such, it is expected that these changes may have an impact on the Company’s headline earnings. The group continues to enjoy favourable commodity and foreign exchange pricing on the unhedged portion of its exposure, whilst simultaneously locking-in the current higher prices as part of its hedging programme.

Provisional annual results postponed to mid-September

During July 2020 there has been a marked increase in infection rates across South Africa. Preparations for the reporting of the Company’s year-end results have been slowed owing to the responsible employees and external audit team members having to manage their schedules in compliance with COVID-19 protective measures. As South Africa moves into the peak of the COVID-19 pandemic, Harmony has prioritised the safety and health of its employees, as well as those of service-providers required to visit the Company’s offices and operations.

Consequently, the reporting of the provisional financial results for the year ended 30 June 2020 has been rescheduled. The release of its provisional results, initially planned for 18 August 2020, will not be achievable. Due to the extended processes involved to properly consider the impact of COVID-19 and related disclosures, various reporting and audit streams are not yet finalized. Harmony therefore felt it was prudent that it postpones its results to mid-September 2020 to ensure that the FY20 numbers are accurate, reliable and reviewed by our auditors, whilst still meeting JSE reporting timelines.

The JSE has also recognised the impact of COVID-19 on year-end reporting and has granted concessions, allowing companies to file their integrated annual reports later than within the usual four months post year-end. Harmony believes it will be able to achieve its original planned filing of the annual report on or about the 26th of October 2020.

A word of thanks

Harmony thanks its stakeholders for partnering with it in its drive to curb the spread of COVID-19, and particularly its employees, for their exemplary conduct in these challenging times.

Ends.

For more details, contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242 (mobile)

Max Manoeli
Senior Investor Relations Coordinator
+27(0) 82 759 1775 (mobile)
Johannesburg, South Africa
12 August 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 12, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director